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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Continental Boulevard, #110
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Crader, CFA 310.341.2336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., Suite 404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William Crader, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFA Securities, Inc., as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRYAN CORRADO
Notary Public - California
Los Angeles County
Commission # 2391233
My Comm. Expires Feb 17, 2026

Signature

Managing Director, CFO and FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFA SECURITIES, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition 2
Notes to Financial Statements 3

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of TFA Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TFA Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TFA Securities, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TFA Securities, Inc's management. My responsibility is to express an opinion on TFA Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TFA Securities, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as TFA Securities, Inc.'s auditor since 2017.

Tarzana, California

January 7, 2022

TFA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	261,923
Other assets		5,000
Total Assets	$	266,923
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	4,455
Due to related party		26,081
Total Liabilities		30,536
Stockholder's Equity:		
Common stock (no par value; 1,000,000 authorized; 324,000 shares issued and outstanding)		50,000
Additional paid-in capital		114,800
Retained earnings		71,586
Total Stockholder's Equity		236,386
Total Liabilities and Stockholder's Equity	$	266,923

The accompanying notes are an intergral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 – ORGANIZATION

TFA Securities, Inc. (the "Company") was organized as a California S corporation in April 2009. The Company is owned by its sole stockholder, TFA Capital Partners, Inc. ("TFACP"), and has offices located in El Segundo, California and Charlotte, North Carolina. The Company is a closely held non-carrying broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in August 2017. The Company primarily engages in providing private placement and financial advisory services to corporate gaming companies and Native American tribes and their enterprises.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income Taxes

The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its shareholder, TFACP. In lieu of federal income taxes, the Company's income is passed through to TFACP. The Company is subject to the State of California's annual tax for S corporations, which are accounted for in the consolidated tax returns of TFACP. All items of income, deductions, and credits are included in TFACP's tax return.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were not assets to measure at December 31, 2021.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from 1940 Act companies and networking fees from 1940 Act companies.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than the greater of $5,000 or 6 2/3% of aggregate indebtedness ($2,036 at December 31, 2021). In addition, the Company must maintain a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2021, the Company's net capital was $231,386, which exceeded the requirement by $226,386. The ratio of aggregate indebtedness to net capital was 0.13 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with TFACP. TFACP provides office space and pays most overhead expenses for the Company. During 2021, TFACP did not invoice the Company for any operating expenses and the Company did not reimburse TFACP for any operating expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. As of December 31, 2021 the Company had $26,081 due to a related party.

ASU 2016-02: Leases

In February 2016, the FASB issued ASU 2016-02 on leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

The Company is not subject to the requirements under ASU 2016-02 because it does not have a lease liability. The Company's lease expenses are covered under its expense sharing agreement with TFACP.

NOTE 5 – INCOME TAX PROVISIONS

The provision for income taxes shown consists of the Company's share of state income taxes of $800, which is included as additional paid-in capital from TFACP as tax payments are made by TFACP.

The Company is no longer subject to examinations by major tax jurisdictions for years before 2018.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 7, 2022, the date which the financial statements were available to be issued. No events have occurred that would require disclosure.